Exhibit 21

List of Subsidiaries of Registrant

Corporacion Navios S.A.	Uruguay
Nauticler S.A.	Uruguay
Compania Naviera Horamar S.A.	Argentina
Compania de Transporte de Fluvial Internacional S.A.	Uruguay
Ponte Rio S.A.	Uruguay
Petrovia Internacional S.A.	Uruguay
Merco Par S.A.C.I.	Paraguay
Navegacion Guarani S.A.	Paraguay
Hidrovia OSR S.A.	Paraguay
Merco Fluvial S.A.	Paraguay
Petrolera San Antonio S.A.	Paraguay
Stability Oceanways S.A.	Panama
Navarra Shipping Corporation	Marshall Islands
Pelayo Shipping Corporation	Marshall Islands
Varena Maritime Services S.A.	Panama
Thalassa Energy S.A.	Argentina
HS Tankers Inc.	Panama
HS Navigation Inc.	Panama
HS Shipping Ltd. Inc.	Panama
HS South Inc.	Panama
Navios Logistics Finance (US) Inc.	Delaware
Merco Parana S.A.	Argentina
Energias Renovables del Sur S.A.	Uruguay